UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

**Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934**

For the fiscal year ended June 30, 2008
Commission file number 1-9947

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

TRC COMPANIES, INC.
(Name of issuer of the securities held pursuant to the plan)

**21 Griffin Road North
Windsor, Connecticut 06095**
(Address of principal executive offices)

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

Page

Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee and Participants of
TRC Companies, Inc. 401(k) Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") as of June 30, 2008 and 2007, and the related statements of changes in net assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2008 and 2007, and the changes in net assets available for benefits for the fiscal years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the financial statements include investments valued at $30,217,233 (32.6% of total net assets) as of June 30, 2008, whose fair values have been estimated in the absence of readily determinable fair values. Management's estimates are based on information provided by the issuers of the common collective trust funds.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche, LLP

December 24, 2008

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 2008 AND 2007

	2008	2007
ASSETS:		
Investments— at fair value		
Cash and cash equivalents	$ 159,680	$ 15,518,005
Common/collective trusts	29,327,159	-
Mutual funds	59,243,710	82,663,738
TRC Companies, Inc. stock fund	1,451,558	6,532,369
Participant loans	1,150,636	1,249,696
Total investments	91,332,743	105,963,808
Receivables:		
Employer contributions	107,523	312,841
Participant contributions	367,794	737,847
Accrued investment income	6,959	9,033
Total receivables	482,276	1,059,721
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$ 91,815,019	$ 107,023,529
Adjustment from fair value to contract value for fully benefit responsive investment contracts	890,074	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 92,705,093	$ 107,023,529

See notes to financial statements.

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE FISCAL YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
ADDITIONS:		
Contributions:		
Participant contributions	$ 8,734,904	$ 8,838,318
Employer contributions	2,666,797	2,679,408
Participant rollover contributions	1,226,322	639,354
Total contributions	12,628,023	12,157,080
Investment income:		
Net (depreciation) appreciation in fair value of investments	(18,179,160)	10,620,684
Interest and dividend income	5,980,324	5,456,753
Total investment (loss)/income	(12,198,836)	16,077,437
DEDUCTIONS:		
Benefits paid to participants	14,448,022	12,952,833
Deemed distribution of loans to participants	289,293	182,288
Loan administrative fees	10,308	18,560
Total deductions	14,747,623	13,153,681
(DECREASE) INCREASE IN NET ASSETS	(14,318,436)	15,080,836
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	107,023,529	91,942,693
End of year	$ 92,705,093	$ 107,023,529

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more information.

General – The Plan is a defined contribution plan covering substantially all employees of TRC Companies, Inc. (the "Company") and its eligible subsidiaries who have attained 18 years of age and completed three months of service. The Plan Administrative Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Merrill Lynch Trust Company (the "Trustee") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective August 1, 2007, the Plan document was amended to allow participation in the Plan of all eligible employees age 18 or older, regardless of service length. The Plan also added an automatic enrollment function in which all employees are automatically enrolled in the Plan and 3% of pre-tax eligible compensation is contributed to the Plan unless the participant elects otherwise.

Contributions – Each year, participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Company may provide a discretionary matching contribution up to 50% of each Participant's first 6% of contributed compensation, which is determined annually by the Compensation Committee of the Board of Directors of the Company based upon operating performance. For the fiscal years ended June 30, 2008 and 2007, the Company's discretionary matching contributions were 50% of the first 6% of base compensation that participants contributed to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's discretionary matching contributions, allocations of forfeitures of terminated participants' non-vested accounts and Plan earnings. Participant accounts are charged with withdrawals, loan administrative fees and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company discretionary matching contributions are initially deposited into the Merrill Lynch Retirement Reserves money market fund within each participant's account, and can then be immediately reallocated to other investment options at the discretion of the participant. The Plan currently offers Common Collective Trust, fourteen mutual funds and the TRC Companies, Inc. stock fund as investment options for participants.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching contributions and actual earnings thereon is based on years of continuous service. A participant will become 34% vested after two years of credited service, 66% vested after three years of credited service and 100% vested after four years of credited service. In the event of death or permanent disability, the participant will become fully vested in their account balance.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested portion of the fair value of their account balance on the date of request, whichever is less. Loan terms range from 1 to 5 years for general participant loans or up to 10 years for participant loans taken for the purchase of a principal residence. A single loan was grandfathered upon completion of a plan merger that is scheduled to mature in 2031. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time the funds are borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits – On termination of service, a participant with account balances of $5,000 or greater may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The vested account balances for participants with less than $5,000 are automatically distributed upon termination of service.

Other In-Service Withdrawals – The Plan permits payment of benefits to participants to satisfy a financial need, such as medical or educational expenses and the purchase of a principal residence. In the case of an in-service withdrawal, payment is limited to the amount of the participant's vested account balance exclusive of earnings credited to the account after December 31, 1988.

Forfeited Accounts – As of June 30, 2008 and 2007, forfeited nonvested accounts totaled $ 207,178 and $312,367, respectively. These accounts will be used to offset Plan administrative expenses paid by the Company , reduce future Company discretionary matching contributions, , or may be allocated to remaining Plan participants. During the fiscal year ended June 30, 2008 and 2007, $7,032 and $3,948 was allocated to remaining Plan participants from forfeited nonvested accounts, respectively, and Company discretionary matching contributions were reduced by $200,000 and $0, respectively. No forfeited nonvested accounts were used to offset Plan administrative expenses paid by the Company during the fiscal years ended June 30, 2008 and 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan offers various investment instruments, including mutual funds and the TRC Companies, Inc. stock fund. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits. Subsequent to June 30, 2008, conditions in the worldwide debt and equity markets have deteriorated significantly. These conditions have had a negative effect on the fair value of the Plan's investments since June 30, 2008.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. Shares of common collective trusts and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at fiscal year end. Common collective investment trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in benefit responsive investment contracts are valued at fair market value of the underlying investments then adjusted by the issuer to contract value. As of June 30, 2008, the fair value of the common collective trust funds was $30,217,233. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"),* the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.

The ML Retirement Preservation Trust (the "Trust") is a stable value fund that is a commingled pool held by the Plan. The Trust may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinary direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncement - In October 2006, the FASB issued SFAS No. 157 *Fair Value Measurements* ("SFAS 157"). This standard establishes a framework for measuring fair value and expands disclosures about fair value measurement of a company's assets and liabilities. This standard also requires that the fair value measurement be determined based on the assumptions that market participants would use in pricing an asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and, generally, must be applied prospectively. The Plan will adopt SFAS 157 on July 1, 2008 and are currently evaluating the effect that the adoption will have on its financial statements.

Administrative Expenses – Fees and expenses related to the administration of the Plan are paid by the Company or its eligible subsidiaries as provided in the Plan document, except for the accounts of participants with outstanding loans from the Plan that are charged a loan origination fee and monthly loan administrative fees.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $159,607 and $16,572 as of June 30, 2008 and 2007, respectively.

Transfers – Along with the Plan, the Company also sponsors other 401(k) plans for certain subsidiaries employees not eligible for the Plan. During the fiscal year ended June 30, 2008 and 2007, no other sponsored plans were merged into the Plan

3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of June 30, 2008 and 2007, are as follows:

		2008			2007
ML Retirement Preservation Trust*	$	19,779,428	*	$	-
ML Equity Index Trust Tier 10*		10,437,804	*		-
ING Intermediate Bond Fund Class I		9,178,636			-
Oppenheimer International Class Y		8,923,671			-
Aston/Optimum Mid Cap Fund Class I		8,862,827			-
Blackrock Fundamental Growth Fund Class I		7,073,647			-
Allianceberstein Growth & Income Fund		6,755,483			-
Blackrock S&P 500 Index		-			13,388,679
Oppenheimer International Growth Fund Class A		-			12,035,813
Alliance Growth and Income		-			8,204,497
ING Intermediate Bond FD CL A		-			6,956,860
Blackrock Aurora Portfolio Fund		-			6,699,555
TRC Stock Fund		-			6,532,369
Wells Fargo Large Company Grwoth Fund		-			6,015,135
Fidelity Advantage Value Strategies		-			5,637,823

* Common/collective trust

During the fiscal years ended June 30, 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2008		2007
TRC Companies, Inc. Stock Fund	$	(4,282,395)	$	1,726,855
Blackrock Aurora Portfolio Fund		(2,072,520)		(778,493)
Fidelity Adv Value Strategies Fund		(1,582,230)		-
Allianceber Growth & Income Fund A		(1,416,380)		-
Dreyfus Premier NW LDR Fund		(1,055,302)		212,123
ML Equity Index Trust Tier 10		(1,017,359)		-
Blackrock S&P 500 Index I		(877,153)		2,159,197
Allianceberstein Growth & Income Fund		(792,425)		-
Oppenheimer International Fund Class Y		(764,214)		-
Lord Abbett Small Cap Val FD P		(697,677)		53,796
Aston/Optimum Mid Cap Fund Class I		(481,988)		-
Blackrock Fundamental Growth Fund Class I		(465,760)		-
Van Kampen Equity & Income Fund A		(457,471)		370,466
Oppenheimer International Fund Class A		(424,465)		2,828,352
Wells Fargo Large Company Growth Fund		(419,341)		915,357
Phoenix Real Estate Sec A		(418,975)		52,174
Van Kampen Mid Cap Growth Fund I		(291,004)		-
Van Kampen Equity & Income Fund I		(282,263)		-
Lord Abbett Small Cap Val FD I		(244,390)		-
ING Intermediate Bond Fund Class I		(62,821)		-
Harbor International Fund		(54,237)		-
Blackrock ST Bond Fund		(47,289)		4,080
Allianz OCC Growth Fund		(35,849)		1,529,041
ING Intermediate Bond Fund Class A		(33,508)		42,485
American Europacific Growth Fund R5		(23,123)		-
Blackrock Small Cap Growth Fund		(14,759)		-
Alliance Growth and Income Fund		-		695,306
Fidelity Advantage Value Strategies Fund		-		627,753
Blackrock Fundamental Growth Fund Class A		135,738		182,192
Net (depreciation) appreciation in fair value of investments	$	(18,179,160)	$	10,620,684

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market and mutual funds managed by Merrill Lynch Group Employee Services, a subsidiary of Merrill Lynch Trust Company. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of June 30, 2008 and 2007, the Plan held 295,032 and 371,791 shares, respectively, of the TRC Companies, Inc. stock fund, which is composed primarily of common stock of TRC Companies, Inc., the sponsoring employer, with a cost basis of $5,159,592 and $4,682,979, respectively. During the years ended June 30, 2008 and 2007, the Plan did not earn any dividend income from the TRC Companies, Inc. common stock.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Plan uses a non-standardized prototype plan document sponsored by Merrill Lynch Trust Company. Merrill Lynch Trust Company received an opinion letter from the Internal Revenue Service ("IRS"), dated June 4, 2002, which states that this prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of June 30, 2008:

	June 30, 2008
Statement of net assets available for benefits:	
Net assets available for benefits per the financial statements	$ 92,705,093
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(890,074)
Net assets available for benefits per the Form 5500 - at fair value	$ 91,815,019

For the year ended June 30, 2008, the following is a reconciliation of net investment income per the financial statement to the Form 5500:

Statement of changes in net assets available for benefits:	
Investment loss per finanancial statements	$ (12,198,836)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(890,074)
Net investment loss - investment accounts per Form 5500	$ (13,088,910)
Decrease in net assets available for benefits per the financial statements	$ (14,318,436)
Adjustment to contract from fair value for fully benefit-responsive investment contracts	(890,074)
Net investment loss - investment accounts per Form 5500	$ (15,208,510)

* * * * * *

SUPPLEMENTAL SCHEDULE

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2008

EIN: 06-0853807
PN: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	(d) Cost	(e) Current Value
*	ING Intermediate Bond Fund Class I	Mutual fund, 923,404 shares	**	9,178,636
*	Oppenheimer International Fund Class Y	Mutual fund, 322,154 shares	**	8,923,671
*	Aston/Optimum Mid Cap Fund Class I	Mutual fund, 316,530 shares	**	8,862,827
*	Blackrock Fundamental Growth Fund Class I	Mutual fund, 326,275 shares	**	7,073,647
*	Allianceberstein Growth & Income Fund	Mutual fund, 1,913,735 shares	**	6,755,483
*	Lord Abbett Small Cap Val FD I	Mutual fund, 144,781 shares	**	4,033,600
*	Van Kampen Equity & Income Fund I	Mutual fund, 463,241 shares	**	3,654,968
*	Allianz OCC Growth Fund	Mutual fund, 128,471 shares	**	3,593,336
*	Van Kampen Mid Cap Growth Fund I	Mutual fund, 127,891 shares	**	3,341,804
*	Phoenix Real Estate Sec A	Mutual fund, 67,327 shares	**	1,866,979
*	TRC Companies, Inc. Stock Fund	Mutual fund, 295,032 shares	**	1,451,558
*	Harbor International Fund	Mutual fund, 21,248 shares	**	1,396,407
*	Blackrock Small Cap Growth Fund	Mutual fund, 13,964 shares	**	315,167
*	American Europacific Growth Fund R5	Mutual fund, 5,397 shares	**	247,185
*	ML Retirement Preservation Trust	Common/Collective Trust, 19,779,428 shares	**	19,779,428
*	ML Equity Index Trust Tier 10	Common/Collective Trust, 104,263 shares	**	10,437,804
	Cash	Cash		159,680
*	Various participants	Participant loans (maturing 2008	**	1,150,636
*		to 2031 at interest rates of 5% to 10%)		
				92,222,817

* Party-in-interest.

** Cost information is not required for participant-directed investments and therefore is not included.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRC COMPANIES, INC. 401(k)
RETIREMENT AND SAVINGS PLAN

December 24, 2008

By: /s/ Martin H. Dodd

Martin H. Dodd
Corporate Secretary

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-70662 on Form S-8 of our report dated December 24, 2008, relating to the financial statements of TRC Companies, Inc. 401(k) Retirement and Savings Plan appearing in this Annual Report on Form 11-K of TRC Companies, Inc. 401(k) Retirement and Savings Plan for the year ended June 30, 2008.

Deloitte & Touche, LLP

Hartford, Connecticut
December 24, 2008

END